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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-15 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of May 15, 1998

                    Micro Focus Group Public Limited Company
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


        Form 20-F   X                                Form 40-F
                   ---                                         ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

        Yes   X                                      No
             ---                                        ---

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)


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UK:   7:30 am BST Friday     US:   2:30 am EDT Friday
      May 15, 1998                 May 15, 1998


Please contact:

   Richard Van Hoesen                     US 650-404-7019
     Senior Vice President
     Chief Financial Officer

   Giles Sanderson/Edward Bridges        UK 0171-831-3113
     Financial Dynamics

   Stuart McGill                         UK 01635-32646
     Micro Focus International

Micro Focus Acquires Italian Distributor to develop Micro Focus Italia
================================================================================

London, England and Mountain View, California, May 15, 1998 - Micro Focus Group PLC (NASDAQ: MIFGY; London Stock Exchange: MICF) announced that it has completed the acquisition of its Italian distributor, a privately held company for USD 4.3 million in cash. The operation will be known as Micro Focus Italia srl. For the nine months ended December 31, 1997 Micro Focus Italia reported revenue of approximately USD 4.4 million, and an operating profit of USD 460,000. Martin Waters, President and CEO of Micro Focus said "Our strategy is to deliver total solutions to our customers on a global basis. This acquisition allows Micro Focus to extend its offerings into the fourth largest IT market in Europe." The distributor was established in 1997 after being part of a larger group for ten years. It has been solely responsible for delivering the full range of Micro Focus products to the Italian market from its offices in Milan and Rome.

About Micro Focus

   Micro Focus (NASDAQ: MIFGY) provides solutions for developing and managing enterprise applications that run on IBM (NYSE: IBM) mainframes. The company's solutions allow enterprises to carry forward the value of the legacy application base by transforming them for use with newer computing technologies such as distributed computing and the Internet. The company's products and services deliver outstanding value and shorten time-to-solution through an analysis and understanding of legacy applications. Micro Focus solutions include mainframe application development and maintenance solutions, Year 2000 compliance solutions and distributed computing solutions for UNIX, Microsoft (NASDAQ:MSFT) Windows NT and the World Wide Web. Micro Focus solutions integrate with technology offered by Unisys (NYSE:UIS), PeopleSoft (NASDAQ:PSFT), Mercury Interactive (NASDAQ:MERQ) and others. The Micro Focus customer and partner base includes many global 500 companies, including Hewlett Packard Company (NASDAQ:HWP), Microsoft Corporation (NASDAQ:MSFT), Oracle Corporation (NASDAQ:ORCL), Sun Microsystems Incorporated (NASDAQ:SUNW), The Boeing Company (NASDAQ:BA), Computer Sciences Corporation (NASDAQ:CSC) and Bank of America Corporation (NASDAQ:BAC), EDS and Andersen Consulting. Micro Focus is located in the US at 701 East Middlefield Road, Mountain View, California 94043 - telephone 650-938-3700 and in the UK at The Lawn, 22-30 Old Bath Road, Newbury, Berkshire, RG14 1QN
   - telephone 01635 32646. For additional information on Micro Focus and its products, visit the Micro Focus Web site at http://www.microfocus.com.


   Micro Focus is a registered trademark of Micro Focus. All other companies and products as they appear in this release are trademarks or registered trademarks of their respective owners.

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        Micro Focus Group Public Limited Company
                                        ----------------------------------------
                                                      (Registrant)


Date: May 15, 1998                By: /s/ Richard Van Hoesen
                                      ----------------------------------
                                      Richard Van Hoesen, Sr. Vice President
                                      and Chief Financial Officer